EXHIBIT 11.1

Exhibit 11 - Statement Re: Computation of Per share Earnings

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(Unaudited)
(in thousands except per share data)


                                 Three Months Ended   Three Months Ended   Nine Months Ended  Nine Months Ended
                                 June, 30 1997        June 30, 1998        June 30, 1997      June 30, 1998
Basic                            -------------------  -------------------  -----------------  -----------------
   Average Common Shares
   Outstanding. . . . . . . . .                2,248                4,470              2,212              3,990

Net income available to
   common shareholders. . . . .                  218                  130                644                557

Per Share Amount. . . . . . . .  $               .10  $               .03  $             .29  $             .14

Diluted
   Average Common Shares
   outstanding. . . . . . . . .                2,248                4,470              2,212              3,990
   Net effect of dilutive stock
    options based on the
    treasury stock method using
    the average market price. .                  108                  168                133                182

Assumed conversion of
   Preferred Shares . . . . . .                  752                   --                752                153

Total . . . . . . . . . . . . .                3,108                4,638              3,097              4,325

Net income available to
   common shareholders. . . . .  $               218  $               130  $             644  $             557

Per share amount. . . . . . . .  $               .07  $               .03  $             .21  $             .13

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